SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
SCHEDULE TO-C
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

TRAVELZOO INC.
(Name of Subject Company (Issue))

CHAPAVE PARTNERS
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 per share
(Title of Class of Securities)

89421Q-10-6
(CUSIP Number of Class of Securities)

William Read Rankin
Representative for ChaPaVe Partners
44 Poor Farm Road
Pennington, NJ  08534
(609) 737-1175
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)


CALCULATION OF FILING FEE

_____________________                           _____________________
Transaction Valuation                         	Amount of Filling Fee
    Not applicable					    Not Applicable

_____________________________________________________________________________

[ ]   Check the box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

			Amount Previously Paid:  N/A	For or Registration No.: N/A
			Filing party:  N/A		Date Filed:  N/A

[x]   Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
____________________________________________________________________________



For Immediate Release  	Contact: 	William Read Rankin
						(609) 737-1175




ChaPaVe Partners Moves Possible TTO Timing for Travelzoo


NEW YORK, October 18th, 2011

With the pending earnings report due on October 20th, ChaPaVe Partners states that milestones outlined in its September 9th Press Release have not been met for its proposed Tactical Tender Offer (TTO) for 1,500,000 Travelzoo Inc. (NASDAQ: TZOO) shares. As a result, ChaPaVe Partners will not file its TTO as planned on October 18, 2011. It will continue to pursue this opportunity after the earnings are released.

Overall, the local and travel deals business should continue to prosper in an economy where consumers need to save money. Travelzoo looks to profit from a financially conservative approach to growth in this market sector.

All inquiries, including media inquiries, should be sent to Read Rankin via email at rrankin@chapave.com. Investors can obtain the TTO documents at www.chapave.com when they are available.

Statements contained herein that are not historical facts, including but not limited to statements about ChaPaVe Partners, may be forward-looking statements that are subject to a variety of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by ChaPaVe Partners, including, but not limited to, the continuing development of the ChaPaVe Partners strategic plans.

The parties are required to file documentation with the Securities and Exchange Commission concerning the proposed transaction. WE URGE INVESTORS TO READ THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the tender offer statement and other filed documents for free at the Securities and Exchange Commission's web site after they have been filed. Investors will be able to obtain the TTO documents at www.chapave.com when they are available.



	SOURCE ChaPaVe Partners